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                   Morgan Stanley Africa Investment Fund, Inc.
                             (For Immediate Release)

     New York, New York, September 27, 2001 - Morgan Stanley Africa Investment Fund, Inc. (NYSE: AFF) (the "Fund") announced today that, in accordance with its tender offer for up to 898,441 of its issued and outstanding shares of common stock, which expired on September 21, 2001, the Fund has accepted 898,441 shares for payment on Monday, October 1, 2001 at $7.98 per share. The 898,441 shares represent 10% of the Fund's outstanding shares. A total of 7,296,659 shares were properly tendered and not withdrawn by September 21, 2001, the final date for withdrawals. As stated in the Offer for Cash, the Fund has accepted all shares tendered by stockholders who own not more than 99 shares and who have so tendered all such shares. Remaining stockholders will receive, on a pro rated basis, 11.71% of the shares that they have so tendered.

     The Fund is a non-diversified, closed-end management investment company, the shares of which are listed on the New York Stock Exchange (AFF). The Fund's investment objective is long-term capital appreciation which it seeks to achieve by investing primarily in equity securities of African issuers and by investing, from time to time, in debt securities issued or guaranteed by African governments or governmental entities. Morgan Stanley Investment Management Inc. is the Fund's investment manager.

     For further information, please contact Georgeson Shareholder Communications Inc., 17 State Street, New York, New York, at 800-223-2064.